Exhibit (j)(iii)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated November 23, 2022 with respect to the financial statements and financial highlights of C WorldWide International Equities Fund for the period from February 28, 2022 (commencement of operations) to September 30, 2022, which is incorporated by reference in the Prospectus and Statement of Additional Information contained in this Registration Statement. We consent to the use of the aforementioned report in the Prospectus and Statement of Additional Information contained in this Registration Statement, and to the use of our name as it appears under the captions “Financial Highlights”, “Financial Statements”, and “Independent Registered Public Accounting Firm”.

/s/ Grant Thornton LLP

Chicago, Illinois

January 30, 2023